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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 1)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                            Everest Investors 10, LLC
                           Everest Properties II, LLC
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                                    (Bidders)

                 Class A Units of Limited Partnership Interests
                 Original Units of Limited Partnership Interests
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
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                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 440
                               Pasadena, CA 91101
                            Telephone (800) 611-4613
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

       Transaction Valuation: $1,657,650(1) Amount of Filing Fee: $332.00

(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid: Not Applicable       Filing party: Not Applicable

     Form or registration no.: Not Applicable     Date filed: Not Applicable



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     This Amendment No. 1 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1, dated February 24, 1999 (the "Schedule 14D-1"), of Everest Investors 10, LLC (the "Purchaser"), a California limited liability company owned by Everest Properties II, LLC, a California limited liability company, and
Blackacre  Everest,  LLC,  a  Delaware  limited  liability  company,   filed  in
connection with the Purchaser's offer to purchase up to 3,240 class A units and 7,530 original units of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership"), as set forth in the Schedule 14D-1. All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase (the "Offer to Purchase") filed as Exhibit 11(a)(1) to the Schedule 14D-1.

ITEM 10.      ADDITIONAL INFORMATION.

     (f) The response to Item 10(f) is hereby amended and supplemented as follows:

Supplement to the Offer to Purchase.

     The response to Item 10(f) is hereby amended and supplemented by the information set forth in the Supplement to the Offer to Purchase, filed as
Exhibit 11(a)(5) hereto (the "Supplement"), and it is incorporated herein by reference.

"DETAILS OF THE OFFER--1. Terms of the Offer; Expiration Date; Proration" and "EFFECTS OF THE OFFER--Limitations on Resales."

     The third paragraph of the section entitled "DETAILS OF THE OFFER--1. Terms of the Offer; Expiration Date; Proration" is supplemented by the following and the last sentence of the section entitled "EFFECTS OF THE OFFER--Limitations on Resales" is restated in its entirety to read:

     The General Partner may limit the resale of Units, among other things, if a proposed transfer would result in there being a sale or exchange of 50% or more of the total interests in the Partnership's capital and profits within any 12 month period. The Purchaser does not believe this limitation will affect the Offer. However, because the Purchaser is tendering for 40% of the outstanding Units, limitations on the resales of remaining Units by Unitholders are more likely after the consummation of the Offer than before.

"DETAILS OF THE OFFER--7.  Conditions of the Offer."

     The last sentence of the first paragraph of the section entitled "DETAILS OF THE OFFER--7. Conditions of the Offer" is revised to read as follows:

     "Furthermore, notwithstanding any other terms of the Offer, the Purchaser will not be required to accept for payment or, subject to the aforesaid, pay for any Units, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and the Expiration Date, any of the following conditions exists:"

                                       2

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"DETERMINATION OF PURCHASE PRICE"

     The section entitled "DETERMINATION OF PURCHASE PRICE" is amended and supplemented by the adding the following subsection:

          "Calculation of the Purchase Price. Based on the Purchaser's calculations, the Purchase Price for each Class A Unit and each Original Unit is $30.80 and $5, respectively, over the estimated and adjusted net asset value of such Units. In determining the Purchase Price of the Class A Units, the Purchaser discounted its estimated net asset value calculation of $690 per Class A Unit by 32% (or $220.80) for risks associated with illiquidity and the Purchaser's control of only a minority interest in the Partnership upon consummation of the Offer. The Purchaser has valued each Original Unit at $0 (because of the liquidation preference to the Class A Units). The Purchaser calculated the net asset value of the Units based upon the assumption that the Partnership's real estate could be sold at estimated market value and that all other Partnership assets could be liquidated. The Purchaser's estimated net asset value figures also reflect deductions for estimated costs associated with such liquidation."

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         The response to Item 11 is hereby amended and supplemented as follows:

         11(a)(5) Supplement to the Offer to Purchase, dated as of March 17, 1999, of Purchaser.

         11(a)(6) Cover letter to Unitholders dated March 17, 1999.






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                                    SIGNATURE


     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  March 17, 1999

                                                 EVEREST INVESTORS 10, LLC
                                                 By: EVEREST PROPERTIES II, LLC,
                                                     Manager

                                                     By:  /s/ David I. Lesser
                                                     ---------------------------
                                                        David I. Lesser
                                                        Executive Vice President



                                                 EVEREST PROPERTIES II, LLC


                                                 By:  /s/ David I. Lesser
                                                 -------------------------------
                                                     David I. Lesser
                                                     Executive Vice President